FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of April 2016

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Announces Strategic Changes in EMEA and the Americas

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: April 12, 2016	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

Nomura Announces Strategic Changes in EMEA and the Americas

Tokyo, April 12, 2016 – Nomura Holdings, Inc. today announced several changes to its Wholesale businesses in EMEA and the Americas, following a strategic assessment of its international operations.

Since the second half of last year, global markets have experienced extreme volatility and a significant decline in liquidity, triggered by heightened uncertainty in the global economy. Today’s announcement will position Nomura for sustainable profitability under the new market and regulatory environment, and reaffirms Nomura’s commitment to improving the performance of its international businesses.

“We are taking decisive action to refine the services we offer to our clients, while continuing to leverage our dominance and unique strengths in Asia, providing tailored solutions to our clients globally and continuing our 90 year legacy of putting clients at the heart of everything we do,” said Tetsu Ozaki, Nomura Group COO. “This exercise will deliver significant efficiencies and cost savings for Nomura, refocusing the firm’s activities and reallocating resources towards its areas of expertise and most profitable business lines.”

As part of the changes announced today, Nomura will close certain businesses in EMEA and will focus on areas where it has strong capability to offer to its clients. In the Americas, Nomura will rationalize certain areas while remaining committed to its core client offerings. Nomura’s Asia-Pacific platform will not be affected by the changes.

A full strategic plan outlining all changes will be presented on April 27, 2016 in conjunction with the announcement of the Nomura Group’s fourth quarter and full year operating results.

ends

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Holdings, Inc.	+ 81 3 3278 0591

Laurie Yeh	Nomura International plc	+44 20 7102 4222

Jonathan Hodgkinson	Nomura Holding America Inc.	+1 212 667 1484

Nomura

Nomura is an Asia-headquartered financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Asset Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.